UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 August 2017

Release Number	23/17

BHP launches U.S. bond repurchase plan

BHP announced today that the Board has approved a global multi-currency bond repurchase plan. The multi-currency plan will comprise of two separate transactions, one targeting certain bonds issued under BHP’s U.S. debt capital markets programme and another targeting certain bonds issued under the Euro Medium-Term Notes Programme. The multi-currency plan will be subject to a global aggregate cap of US$2.5 billion and will be funded by BHP’s strong US$14.2 billion cash position. Any early repurchase of bonds under either transaction will extend BHP’s average debt maturity profile and enhance the group’s capital structure.

The U.S. bond repurchase plan will target 2021, 2022 and 2023 US dollar denominated Notes.

Tender Offers

BHP Billiton Finance (USA) Limited (the Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced that it is offering to purchase for cash (the Tender Offers), upon the terms and subject to the conditions set forth in the offer to purchase, dated 21 August 2017 (the Offer to Purchase), its outstanding US$529,978,000 3.250% Senior Notes due 2021, its US$859,938,000 2.875% Senior Notes due 2022 and its US$1,500,000,000 3.850% Senior Notes due 2023 (together, the Notes), from holders of any of the Notes. BHP has also initiated a separate and concurrent tender offer for 6 series of notes (the Euro Notes) outstanding under BHP’s Euro Medium-Term Note Programme (the Euro Tender Offers). The Euro Tender Offers are being made pursuant to a separate tender offer memorandum and solely to qualified investors that are outside the United States. In respect of the Tender Offers, the Company will only accept for purchase Notes up to an aggregate purchase price (excluding accrued and unpaid interest) that will not exceed an amount equal to US$2,500,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) of the Euro Notes validly tendered and accepted for purchase in the Euro Tender Offers (the Offer Cap). The terms and conditions of the Tender Offers are described in the Offer to Purchase. Terms not defined in this announcement have the meanings given to them in the Offer to Purchase. BHP will announce the Offer Cap for the Tender Offers upon the announcement of the results of the Euro Tender Offers.

Notes purchased in the Tender Offers will be retired and cancelled.

The following table sets forth certain information relating to the pricing for the Tender Offers.

Up to the Offer Cap

of the Notes Listed Below

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Acceptance Priority Level	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment(a)
3.850% Senior Notes due 2023	055451AU2/ US055451AU28	US$1,500,000,000	1	1.875% U.S.T. due 07/31/22	PX1	55 bps	US$30
2.875% Senior Notes due 2022	055451AQ1/ US055451AQ16	US$859,938,000	2	1.875% U.S.T. due 07/31/22	PX1	35 bps	US$30
3.250% Senior Notes due 2021	055451AL2/ US055451AL29	US$529,978,000	3	1.875% U.S.T. due 07/31/22	PX1	15 bps	US$30

(a)	Per US$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date (as defined below) and accepted for purchase in the applicable Offer; included in the Total Consideration.

The Tender Offers for the Notes will expire at 11:59 p.m., New York City time, on 21 September 2017 (the Expiration Date), or, in each case, any other date and time to which the Company extends the applicable Tender Offer. Holders must validly tender their Notes prior to or at 5:00 p.m., New York City time, on 7 September 2017 (such date and time, as it may be extended with respect to a series of Notes, the Early Tender Date), to be eligible to receive the applicable Total Consideration (as defined below) plus accrued interest. If Holders validly tender their Notes after the Early Tender Date but prior to or at the applicable Expiration Date, Holders will only be eligible to receive the applicable Late Tender Offer Consideration plus accrued interest.

Notes tendered may be withdrawn prior to or at, but not after, 5:00 p.m. New York City time, on 7 September 2017 (such date and time, as it may be extended with respect to a series of Notes, the Withdrawal Deadline). The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

With respect to the Tender Offers, the Company will only accept for purchase Notes up to an aggregate purchase price (excluding accrued interest) that will not exceed the Offer Cap. The Offer Cap will not be determined until the aggregate purchase price of the Euro Notes validly tendered and accepted for purchase by BHP in the Euro Tender Offers is determined. BHP will announce the Offer Cap for the Tender Offers upon the announcement of the results of the Euro Tender Offers. The Company reserves the right, but is under no obligation, to increase the Offer Cap in respect of the Tender Offers at any time, subject to applicable law, which could result in the Company purchasing a greater aggregate principal amount of Notes in the Tender Offers.

All Notes tendered prior to or at the Early Tender Date will have priority over Notes tendered after the Early Tender Date, regardless of the acceptance priority levels noted above (the Acceptance Priority Levels). The purchase of any series of Notes is not conditioned upon the purchase of any other series of Notes. However, any Notes validly tendered in the Tender Offers and accepted for purchase will be accepted for purchase by the Company based on the Offer Cap and the Acceptance Priority Levels, each as more fully described in the Offer to Purchase.

The Total Consideration payable for each series of Notes will be a price per US$1,000 principal amount of such series that would reflect a yield to the applicable maturity date of such series of Notes equal to the sum of (i) the Reference Yield (as defined below) for such series, determined at 11:00 a.m. (New York City time) on the business day following the Early Tender Date, plus (ii) the fixed spread applicable to such series, as set forth in the table above (the Fixed Spread), in each case (as set out in the calculation in Schedule A of the Offer to Purchase) minus accrued and unpaid interest on the Notes from, and including, the most recent interest payment date prior to the Early Settlement Date up to, but not including, the Early Settlement Date (as defined in the Offer to Purchase). The Reference Yield means the bid side yield of the applicable reference security listed in the table above (the Reference Security) for such series. The Total Consideration includes the Early Tender Payment (as defined below) for the applicable series of Notes set forth in the table above.

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase will receive the applicable Total Consideration.

Holders of any Notes that are validly tendered after the Early Tender Date but prior to or at the Expiration Date and that are accepted for purchase will receive the applicable Total Consideration minus an amount in cash (the Early Tender Payment) equal to the applicable amount set forth in the table above under the heading “Early Tender Payment.” Total Consideration minus the Early Tender Payment is referred to as the “Late Tender Offer Consideration.”

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) in relation to the Tender Offers has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other regulatory authority in Australia and this Offer to Purchase does not comply with Division 5A of Part 7.9 of the Corporations Act. In addition:

•	no offers or applications will be made or invited for the purchase of any and all Notes in Australia (including an offer or invitation which is received by a person in Australia); and

•	the Offer to Purchase and any other offering material or advertisement relating to any and all Notes will not be distributed or published in Australia, unless (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Offer to Purchase on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

The Global Coordinators and Lead Dealer Managers for the Tender Offers are:

Deutsche Bank Securities 60 Wall Street, 2nd Floor New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391

UBS Investment Bank

5 Broadgate

London EC2M 2QS

United Kingdom

Attn: Liability Management Group

Collect: +1 (203) 719-4210

U.S. Toll-Free: +1 (888) 719-4210

In Europe: +44 20 7568 2133

Email: ol-liabilitymanagement-eu@ubs.com

The Lead Dealer Managers for the Tender Offers are:

J.P. Morgan 383 Madison Avenue New York, New York 10179 USA Attn: Liability Management Group Collect: +1 (212) 834-8553 U.S. Toll-Free: +1 (866) 834-4666 Email: JPM_LM@jpmorgan.com

MUFG

1221 Avenue of the Americas, 6th Floor

New York, New York 10020

USA

Attn: Liability Management

U.S.: +1 (212) 405-7481

U.S. Toll-Free: +1 (877) 744-4532

Int’l: +44 20 7577 4048/4218

Email: DCM-LM@int.sc.mufg.jp

The Co-Dealer Managers for the Tender Offers are:

BBVA 1345 Avenue of the Americas, 44th Floor New York, New York 10105 USA	Mizuho Securities 320 Part Avenue New York, New York 10022 USA	SMBC Nikko 277 Park Avenue New York, New York 10172 USA

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (866) 470-3800

Fax: (212) 430-3775 or (212) 430-3779

Further information on BHP can be found at: bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 22, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary